October 29, 2018
via Edgar
Ms. Cecelia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:    STERIS plc
Form 10-K for the year ended March 31, 2018
Filed May 30, 2018
File No. 1-37614
Dear Ms. Blye:
STERIS plc (the “Company”) is submitting this letter in response to your letter dated October 16, 2018 with respect to the Company's Annual Report Form 10-K for the year ended March 31, 2018, filed with the Securities and Exchange Commission ("SEC") on May 30, 2018.
The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter. The SEC Staff's comment is set forth in bold type, followed by the Company's response to the comment.
Form 10-K for the Year Ended March 31, 2018
General
1.It appears from your website that your sales network in the Middle East includes Syria. Syria is designated by the US. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, including with its government, whether through subsidiaries, distributors, dealers or other direct or indirect arrangements.
Response:
The Company has no subsidiaries, joint ventures, assets, liabilities or operations in Syria. The Company is not aware of any current or past direct or indirect revenues in Syria, whether through subsidiaries, affiliates, distributors, partners, Customers, joint ventures or other direct or indirect arrangements. The Company respectfully submits that it has not included disclosures about contacts with Syria because the Company has not engaged in business with Customers in Syria, including the government of such country, entities it controls or individuals located in such country.
The Company understands and is committed to compliance with export controls and economic sanction regulations applicable to its international business operations. The Company's Code of Conduct requires its employees to comply with applicable international trade laws and regulations in the United States and other jurisdictions in which it does business, and the Company has established policies with respect to screening orders for compliance with denied parties and embargoed countries.
The Company notes that its staff did receive an inquiry during 2018 regarding its ability to supply medical equipment for hospitals in Syria, but no action has been taken in response to that inquiry. It is possible that the Company could receive additional inquiries in the future as Syrian hospitals are rebuilt and repaired. However, any action taken in response to such an inquiry would only be taken if permitted by, and in compliance with, applicable laws, regulations, and orders (including obtaining required licenses or exceptions).
Furthermore, the Company will correct the presentation of the scope of its sales network in the Middle East on the Company's web page that gave rise to comment by the Staff.
We hope that the foregoing has been responsive to the Staff's comment and look forward to resolving any outstanding issues as quickly as possible. Please contact our General Counsel, Adam Zangerle, or me with any further questions or comments.
STERIS plc
/s/ Walter M Rosebrough, Jr.
President and Chief Executive Officer, STERIS plc

cc:     Pradip Bhaumik, Special Counsel, Division of Corporate Finance
Amanda Ravitz, Assistant Director, Division of Corporate Finance
J. Adam Zangerle, Senior Vice President, General Counsel, STERIS plc
James P. Dougherty, Jones Day